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[SAPIENS LOGO]


       FOR ADDITIONAL INFORMATION
       Lauri Hanover                     John W. Heilshorn, Jr./Jody Burfening
       Chief Financial Officer           Lippert/Heilshorn &
       Sapiens International             Associates Inc.
       Tel:  +1-877-554-2426             Tel: +1-212- 838-3777
                +972-8-938-2701
       E-mail: lauri.h@sapiens.com       E-mail: jody@lhai.com
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        SAPIENS eMerge AND IBM's Websphere TO POWER CRITICAL WEB SOLUTION
                       FOR THE PRINCIPAL FINANCIAL GROUP



    Nation's 401K Leader Aggressively Maintains Its Client Online Processing
                    Advantage with Sapiens and IBM Solution

Research Triangle Park, NC--September 28, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that The Principal Financial Group(R) has chosen solutions from Sapiens and IBM to enhance its current systems on the web, significantly reducing costs and improving client satisfaction through enhanced performance.

The Principal, the nation's 401(k) leader and a leading provider of a wide range of financial products and services for businesses and individuals globally, saw the need to move their customers to a web-based delivery system. Sapiens eMerge solution, and an IBM S/390 enterprise platform and Websphere solution, successfully transferred most customers to the new system for improved access and efficiency. The savings achieved through this system have enabled The Principal to continue providing many new enhancements to meet the growing needs of its retirement plan members.

The retirement plan processing system runs on an IBM S/390 Enterprise Server that includes CICS, DB2 and Sapiens eMerge. It also utilizes MQSeries to handle message management to 30 additional servers on a Local Area Network (LAN)/Wide Area Network (WAN). Their web servers also use IBM's Websphere, which communicates with core data on S/390 based backend systems.

Commenting on the project, Susie Thomann, Vice President at The Principal, said:
"At the start, we were skeptical, but Sapiens and IBM provided a realistic and effective way to design the system, utilizing rapid deployment methodology to build and deploy applications with intelligent middleware integration. We are handling 1,200,000 transactions every day. Our success and aggressive growth plans for leveraging the web bring incremental service and revenue channels, which offer a huge opportunity and benefits to The Principal and our clients."

"Businesses today, like The Principal, are continuously looking for ways to transform their infrastructure into a more responsive and efficient one," said Jamie Hewitt, Vice President, e-Business Transformation and Business Information, Enterprise Systems Group, IBM Corporation. "IBM, together with our Premier Partner--Sapiens, have designed and implemented a solution that streamlines processing and improves performance, enabling improved access for over 43,000 clients."

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"In today's Internet age, online retirement plan processing is mission critical for The Principal's clients and for their ongoing success," said Gil Arbel, Executive Vice President, Sapiens Americas. "This system is an excellent example of how a properly designed and implemented e-Business system can take customer service, efficiency and a competitive edge to a new level. Sapiens, in conjunction with IBM Global Services, utilized solutions and methodologies to deploy a very complex solution, while eliminating months off the estimated timeline."

The Principal is now planning to move the in-house users to an Intranet access using Sapiens' eMerge Workflow Server and longer-term direction for Internet access is expected to use IBM's WebSphere.


About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, The Principal Financial Group and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.